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                                                  OMB APPROVAL

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                        NORTHWEST BANCORPORATION, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                        (Title of Class of Securities)


                                   667337109
        _______________________________________________________________
                                (CUSIP Number)

RALPH BERG, JR., M.D. 5112 S. St. Andrews Lane, Spokane, WA 99223  (509)448-0725
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), Rule
13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are nor required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.667337109


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      RALPH BERG, JR., M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [N/A]
                                                                (b) [N/A]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          91,327/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          91,327/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      91,327/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [N/A]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.34%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
___________________

      /1/ Represents (i) 57,164 of common stock beneficially owned by Dr. Berg together with (ii) in accordance with Rule 13.d-3(d), 34,163 shares of common stock which Dr. Berg has the right to acquire pursuant to the exercise of warrants.

      /2/ This percentage is based upon a number of outstanding shares calculated as follows: (1) the number of shares outstanding as set forth in the most recent financial statement provided to the Board of Directors by the Issuer (1,243,860 as of September 30, 1999) which Dr. Berg has no reason to believe is not current and (ii) the 34,163 shares which Dr. Berg has the right to acquire pursuant to the exercise of the warrants, which shares therefore are deemed to be outstanding in accordance with Rule 13.d-3(d).

     Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is common stock, without par value, of the Issuer, Northwest Bancorporation, Inc. The name of the Issuer previously was Inland Northwest Bancorporation, Inc.; the change of name was effective on Thursday, May 20, 1999. The address of the Issuer is 421 West Riverside Avenue, Spokane, Washington 99201.

     Item 2.   Identity and Background

     a.   Ralph Berg, Jr., M.D.

     b.   5112 S. St. Andrews Lane, Spokane, WA 99223

     c.   Retired cardiovascular surgeon.

     d.   No criminal convictions.

     e. Not a party to any civil proceedings pertaining to federal or state securities laws within the last five years.

     f.   U.S.A. citizen.

     Item 3.   Source and Amount of Funds or Other Consideration

     The 57,164 shares of common stock owned beneficially and of record by Dr. Berg were acquired with personal funds.

     Item 4.   Purpose of Transaction

     The shares of common stock and warrants were acquired for investment purposes. Dr. Berg has no current plans or proposals which relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities to the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. Causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   Any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer

     a. Dr. Berg beneficially owns 91,327/1/ shares, constituting 7.34%/2/ of the outstanding shares of common stock of the Issuer.

     b.   Sole Voting Power: 91,327/1/;
                             ---------

          Sole Dispositive Power: 91,327/1/;
                                  ---------

     c.   None.

     d.   Not applicable.

     e.   Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.








________________________

          /1/ Represent (i) 57,164 shares of common stock beneficially owned by Dr. Berg together with (ii) in accordance with Rule 13.d-3(d), 34,163 shares of common stock which Dr. Berg has the right to acquire pursuant to the exercise of warrants.

          /2/ This percentage is based upon a number of outstanding shares calculated as follows: (i) the number of shares outstanding as set forth in the most recent financial statement provided to the Board of Directors by the Issuer (1,243,860 as of September 30, 1999) which Dr. Berg has no reason to believe is not current and (ii) the 34,163 shares which Dr. Berg has the right to acquire pursuant to the exercise of the warrants, which shares therefore are deemed to be outstanding in accordance with Rule 13.d-3(d).

     Item 7.        Material to Be Filed as Exhibits

     None.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 1999

Signatures: /s/ Ralph Berg, Jr.
            ---------------------
            Ralph Berg, Jr, M.D.


     Attention: International misstatements or omissions of fact constitute Federal criminal violations (Sec U.S.C. 1001).